                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-44312


                                  PROSPECTUS
                                  ----------


                               4,320,362 SHARES

                         Magainin Pharmaceuticals Inc.

                                  Common Stock

                  ------------------------------------------

  The shares of common stock covered by this prospectus are being offered by the selling stockholders named in the section entitled "Selling Stockholders" beginning on page 18 of this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

  Our common stock is quoted on the Nasdaq National Market under the symbol "MAGN." On August 22, 2000 the last reported closing price of our common stock was $3.25 per share.

                  ------------------------------------------

  You should read this prospectus carefully before you invest. Please refer to the "Risk Factors" section beginning on page 6 of this prospectus for a discussion of the material risks involved in investing in the shares.

                  ------------------------------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                  ------------------------------------------

  The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                The date of this prospectus is October 12, 2000

                               TABLE OF CONTENTS

                                                            Page
                                                            ----


     About this Prospectus................                   2
     Magainin Pharmaceuticals Inc.........                   3
     Risk Factors.........................                   5
     Forward-Looking Statements...........                  16
     Use of Proceeds......................                  17
     Selling Stockholders.................                  17
     Plan of Distribution.................                  19
     Legal Opinion........................                  20
     Experts..............................                  20
     Where You Can Find More Information..                  20




                             ABOUT THIS PROSPECTUS

  You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                         MAGAININ PHARMACEUTICALS INC.

  Magainin Pharmaceuticals is a biopharmaceutical company with research and development efforts in anti-angiogenesis, respiratory genomics and infectious disease.

  Anti-Angiogenesis

  Cancer includes many different types of uncontrolled cellular growth. Clusters of cancer cells, known as tumors, may invade and destroy surrounding organs, impair physiological function and lead to death. Cancer cells require oxygen and nutrients, which are received from the body's blood supply. In order to access this blood supply, cancer cells initiate a biochemical mechanism that stimulates angiogenesis, providing the blood supply that nourishes the tumor. As cancer cells grow and metastasize, they require continuous angiogenesis. Anti-angiogenic substances are intended to inhibit the growth of new blood vessels and may therefore be effective in treating various cancers.

  Squalamine is our lead product development candidate currently being evaluated in Phase II clinical studies for the treatment of solid tumors. Clinical studies are currently ongoing in non-small cell lung cancer, ovarian cancer and certain other solid tumors. Additional studies are expected to commence this year in pediatric neuroblastoma and prostate cancer.

  In each of these indications, squalamine will be evaluated in conjunction with leading chemotherapeutics. We have determined that squalamine synergizes well with these cytotoxic agents, having studied squalamine extensively in multiple preclinical cancer models.

  Squalamine has a unique mechanism of action that directly blocks endothelial cell activation, migration and proliferation by multiple growth factors. This intracellular blockage of multiple growth factors contrasts to most other angiogenesis inhibitors currently under development that focus on a single growth factor or on a single stage of blood vessel recruitment.

  Squalamine's anti-angiogenic properties may have application in additional disease indications characterized by abnormal blood vessel growth. New research programs have been initiated in ophthalmic disease, including macular degeneration and diabetic retinopathy, as well as in fibrodysplasia ossificans progressiva (FOP), a rare genetic disorder in which there is progressive formation of new bone in large muscles.

  Respiratory Genomics

  We initiated a research program in the genomics of asthma in 1996. Genomics analyses in both humans and animals have generated substantial support for interleuken-9 (IL9) as a major mediator of asthma. IL9 is a gene that varies in DNA structure and function in asthmatic and allergic humans and animals. We maintain a comprehensive research and development program to identify additional genes that may be implicated in respiratory disease; and investigate the role of these genes in the allergic inflammatory response with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics for asthma and allergy.

  We focus our efforts on three distinct areas within the respiratory program:

  Biologics Based Anti-IL9 Therapeutics. In May 2000, we entered into a research, development and commercialization collaboration agreement with Genentech, Inc. Under this agreement, we will co-develop with Genentech an antibody to IL9 for asthma, with options for other products in respiratory disease.

  Respiratory Gene Database (Screening Program). We employ functional genomics to discover therapeutic targets for respiratory disease. Numerous targets have been identified, validated and added to our Respiratory Gene Database. These include genes and gene products that can be antagonized by biological therapeutics, such as proteins and traditional small molecules. Chemical libraries can be screened for activity against these targets using our proprietary high throughput screening programs. Genentech is the first subscriber to this database.

  Small Molecule Therapeutics. Our researchers have identified several small molecules that we believe to be excellent drug development candidates, including MSI-1432, which blocks T-cell adhesion and proliferation in response to antigens. Other small molecules have also been evaluated, such as MSI-1953, an inhibitor of mucin production.

  Infectious Disease

  We have conducted research and development efforts in infectious diseases over many years. The magainin class of compounds has been shown to have activity against a variety of pathogens, including bacteria, amoebae, fungi and parasites.

  Antibiotic resistance is the process by which antibiotics lose their effectiveness over time as bacteria develop the means to produce enzymes capable of diminishing the utility of an antibiotic. We have not noted the development of antibiotic resistance to the magainins and believe this is due to the unique mechanism of action of the magainins. Magainins puncture the cell membrane and break down the integrity of the cell, killing bacteria differently than traditional antibiotics.

  LOCILEX(TM) Cream, a topical cream antibiotic for the treatment of infection in diabetic foot ulcers, had been our lead product development candidate, but did not obtain approval from the FDA in July 1999. In conjunction with SmithKline Beecham, our marketing partner, we are currently considering the feasibility of continuing this program.

  Other Programs

  The aminosterols are a novel class of small molecules with unique pharmacological activities. We have discovered a number of other aminosterol compounds in the shark, each differing from squalamine in chemical structure and interacting with a separate, specific receptor. These compounds affect the intracellular metabolism in a manner that disturbs the target cell responses to certain growth factors, hormones and other signals. Therapeutic opportunities for these compounds may include obesity, various malignancies, inflammatory diseases, and viral infections.

  Additionally, we have research efforts underway with regard to human host-defense molecules (defensins) and has identified several natural inducers of local antimicrobial defenses.

                                 RISK FACTORS

  Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information presented in this prospectus, before deciding to invest in the shares of common stock covered by this prospectus.

If We Do Not Raise Additional Capital, We May Not Be Able To Continue Our Research and Development Programs and May Never Commercialize Any Products.

  We maintained cash and investments of $12.3 million at June 30, 2000. At June 30, 2000, we had current liabilities of $3.7 million and long-term liabilities of $3.2 million, which is primarily comprised of accrued development expenses payable to Abbott Laboratories in certain circumstances. In August 2000, we entered into agreements to sell approximately 4.1 million shares of our common stock, through a private placement, at a price of $3.00 per share. Proceeds to us from this private placement totaled approximately $11.7 million, net of approximately $750,000 of offering expenses. As a result of this private placement and the $5.5 million Genentech, Inc. private placement in May 2000, $1.1 million of the Abbott liability will be payable to Abbott in March 2001.

  In the absence of raising additional funds or significantly reducing expenses, we have sufficient resources to sustain operations through 2001. We will need to raise substantial additional funds in the future to continue our research and development programs and to commercialize our potential products. If we are unable to raise such funds, we may be unable to complete our development activities for any of our proposed products.

  We regularly explore alternative means of financing our operations and seek funding through various sources, including public and private securities offerings and collaborative arrangements with third parties. We currently do not have any commitments to obtain additional funds and may be unable to obtain sufficient funding in the future on acceptable terms. If we cannot obtain funding, we will need to delay, scale back or eliminate research and development programs or enter into collaborations with third parties to commercialize potential products or technologies that we might otherwise seek to develop or commercialize ourselves, or seek other arrangements. If we engage in collaborations, we will receive lower consideration upon commercialization of such products than if we had not entered into such arrangements, or if we entered into such arrangements at later stages in the product development process.

  We expect to evaluate all available strategic alternatives to finance our programs and technology, including broad-based alliances or mergers intended to create better-financed entities.

We Expect to Continue to Incur Substantial Losses.

  To date, we have engaged primarily in the research and development of drug candidates. We have not generated any revenues from product sales and have incurred losses in each year since our inception. As of June 30, 2000, we had an accumulated deficit of approximately $150.6 million.

  Our proposed products are in a relatively early developmental stage and will require significant research, development and testing. We must obtain regulatory approvals for all of our proposed products prior to commercialization of the product. Our operations are also subject to various competitive and regulatory risks. As a result, we are unable to predict when or if we will achieve any product revenues. We expect to experience substantial losses in the foreseeable future as we continue our research, development and testing efforts, which will cause us to have continued negative results of operations.

The U.S. Food and Drug Administration Has Deemed Our New Drug Application for LOCILEX(TM) Cream to Be Not Approvable, Which Will Prevent Near Term Commercialization of the Product.

  We announced on July 26, 1999 that we received notification from the U.S. Food and Drug Administration, or FDA, that our New Drug Application, or NDA, for LOCILEX(TM) Cream had been deemed not approvable.

  LOCILEX(TM) Cream, a topical cream antibiotic for the treatment of infection in diabetic foot ulcers, was our lead product development candidate. With the FDA's decision, near-term commercialization of LOCILEX(TM) Cream will not occur, and we will generate no revenues from LOCILEX(TM) Cream in the near future.

  In order to again seek approval of LOCILEX(TM) Cream, the FDA has indicated that we must conduct further development activities, including clinical and manufacturing activities. The specific nature of the clinical activities will be determined after consultations with the FDA. As a result of its review of manufacturing of the cream product, the FDA issued certain observations of deficiencies in compliance with good manufacturing procedures. In any additional clinical studies to be conducted, new batches of the cream product will need to be manufactured from the bulk drug substance, in compliance with good manufacturing procedures, and meeting strict product specifications. Further clinical and manufacturing development efforts may be unsuccessful again. The time required to conduct such activities may be lengthy and the costs considerable.

If We Do Not Obtain Required Regulatory Approvals, We Will Not Be Able to Commercialize Any of Our Product Candidates.

  Numerous governmental authorities, including the FDA in the United States, regulate our business and activities. Federal, state and foreign governmental agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval is time consuming and costly.

  Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates, such as that which has occurred for LOCILEX Cream, will materially affect our business. Even if we receive approval of a product candidate, it may be conditioned upon certain limitations and restrictions as to the drugs used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including:

  . warning letters;
  . fines;
  . withdrawal of regulatory approval;
  . product recalls;
  . operating restrictions;
  . injunctions; and
  . criminal prosecution.

  1) FDA Marketing Approval:

  The primary regulatory agency overseeing all phases of our drug development and marketing programs is the FDA. In order to obtain approval from the FDA to market any drug, we must submit proof of safety, efficacy and quality for each of our proposed products for each indication, which requires extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an Investigational New Drug Application, or IND. Once the IND is effective, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of an NDA. Following review of the NDA, the FDA may:

  . grant marketing approval;
  . require additional testing or information; or . deny the application.

  2) FDA Manufacturing Approval:

  Detailed manufacturing information is also required to be included in the NDA for review and approval by the FDA. All manufacturing facilities and processes must comply with good manufacturing practices, or GMP, regulations prescribed by the FDA. All manufacturers must, among other things, pass manufacturing plant inspections and provide records of detailed manufacturing processes. Among other things, it must be demonstrated that:

  . the drug product can be consistently manufactured at the same quality standard;
  . the drug product is stable over time; and . the level of chemical impurities in the drug product are under a designated level.

  3) Ongoing FDA Oversight:

  We will continue to be subject to regulation by the FDA even after our drug products have been approved and commercialized. Among other things, the FDA may:

  . require additional submissions if there are any modifications to the drug product including, for example, any changes in manufacturing process, labeling, or manufacturing facility;
  . require post-marketing testing and surveillance to monitor the effects of approved drug products; and
  . enforce conditional approvals that restrict the commercial applications of a drug product.

  Further, the FDA has numerous requirements governing labeling, promotional material, storage, record keeping and reporting.

  The Prescription Drug User Fee Act of 1992 imposes substantial fees on a one-time basis for applications for approval and on an annual basis for manufacturing and marketing, of prescription drugs.

  4) Other Regulatory Bodies:

  We are also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes.

  Drug product marketing outside the United States is subject to foreign regulatory requirements which may or may not be influenced by FDA approval. While the requirements vary widely from country to country, generally, the drug product must be approved by a foreign regulatory authority comparable to the FDA prior to marketing the product in those countries. The time required to obtain foreign approvals may be longer than that in the United States.

  In the future, we may be subject to additional federal, state or local regulations or additional fees. Efforts are continually underway to reform federal regulation of drug products. Although some of these changes could streamline and otherwise benefit development, marketing and related requirements for drugs, others could increase regulatory requirements.

We Will Rely on Marketing and Development Partners and if They Do Not Perform as Expected, We May Not Successfully Commercialize Our Products.

  We do not have our own sales and marketing staff. In order to successfully develop and market our products, we must enter into marketing and distribution arrangements with third parties. We also expect to delegate the responsibility for all, or a significant portion, of the development and regulatory approval for certain products to partners. If our partners do not develop an approvable or marketable product or do not market a product successfully, we may not achieve necessary product revenues. Additionally, we may be unable to enter into other successful arrangements.

  We do not have control over the amount and timing of resources to be devoted to our products by our collaborative partners. In the future, the interests of our collaborators may not be consistent with our interests. Collaborators may develop products independently or through third parties that could compete with our proposed products. For example, SmithKline maintains a significant presence in the antibiotic area and currently sells a topical antibiotic product indicated for the treatment of certain skin infections and Genentech has recently launched an antibody-based asthma product.

  We may also decide to establish our own sales force to market and sell certain products. Although certain members of our management have limited experience in the marketing of pharmaceutical products, we have no experience with respect to marketing our products. If we choose to pursue this alternative, we will need to spend significant additional funds and devote significant management resources and time to establish a successful sales force. Given our inexperience in establishing and managing a sales force, this effort may not be successful. Given our financial resources, efforts in this area would likely be modest compared to our competitors.

If We Are Not Able to Innovate and Develop Products as Rapidly as Our Competitors, Our Products May Not Achieve Market Acceptance.

  The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in a number of areas similar to our fields of interest. We are aware that research on compounds derived from animal host-defense systems is being conducted by others. Many companies are also currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease is intense. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. We may also face competition from companies using different or advanced techniques that could render our products obsolete.

  We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Our compounds, products or processes may become obsolete before we are able to recover a significant portion of our research and development expenses. We will be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

  Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

  Many companies are working to develop and market products intended for the additional disease areas being targeted, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. In the cancer field, anti-angiogenic agents are under development at a number of companies. In the asthma field, other biopharmaceutical companies have also reported the discovery of genes relating to asthma.

  Even if eventually approved, LOCILEX(TM) Cream may not be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics, which may be perceived by some medical professionals as having certain advantages over LOCILEX(TM) Cream. In addition, we may be unable to manufacture LOCILEX(TM) Cream at a cost which will allow it to be sold at a competitive price relative to oral antibiotics or other topical antibiotics that may be used for this indication.

If We Do Not Develop and Maintain Relationships With Contract Manufacturers, We May Not Successfully Commercialize Our Products.

  We currently do not have the resources, facilities, or technical capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no plans to establish a manufacturing facility. We depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. This dependence may restrict our ability to develop and deliver products on a timely, profitable and competitive basis. Additionally, the number of companies capable of producing our proposed products is limited. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs which are affordable to us, if at all.

  Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer may also require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. If we rely on a contract manufacturer that owns the drug master file, our ability to change contract manufacturers may be more limited.

  We had an agreement with Abbott Laboratories providing for the purchase of approximately $10.0 million of bulk drug substance for LOCILEX(TM) Cream. As FDA approval of LOCILEX(TM) Cream did not occur, we renegotiated this agreement with Abbott in 1999, paying Abbott $4.2 million and receiving partial delivery of material. An additional $3.4 million is due to Abbott and payable if we receive in excess of $10.0 million of additional funds in any year beginning in 2000, in which case 15% of such excess over $10.0 million shall be payable to Abbott up to an aggregate of $3.4 million. As a result of two private placements in Year 2000, we have received approximately $17.2 million in cash proceeds year to date and, therefore, $1.1 million of the Abbott liability is payable to Abbott in March 2001. We have no further purchase commitments to Abbott and Abbott has no further supply requirements to us.

  We are also currently working with outside contractors for the chemical production of squalamine. Production of squalamine and other proposed products will also require significant expenditure.

We Depend on Our Intellectual Property and, If We Are Unable to Protect Our Intellectual Property, We May Not Realize Optimal Value from Our Technology.

  1) Patents:

  Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon commercialization could be diminished.

  We cannot be certain that:

  . patents will issue from any of our patent applications;
  . our patent rights will be sufficient to protect our technology;
  . our patents will not be successfully challenged or circumvented by our competitors; or
  . our patent rights will provide us with any commercial advantages.

  The process of obtaining patents can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy until a patent issues and publications in the scientific or patent literature lag behind actual discoveries.

  Even after we are issued patent rights, we cannot be certain that:

  . others will not develop similar technologies or duplicate the technology; . others will not design around the patented aspects of the technology;

  . we will not be obliged to defend ourselves in court against allegations of infringement of third-party patents;
  . our issued patents will be held valid in court; or . an adverse outcome in a suit would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

  The cost of litigation can be substantial, regardless of the outcome.

  2) Potential Ownership Disputes:

  There may be disputes arising as to the ownership of our technology. Most of our research and development personnel previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when technology was developed, and assert rights to the technology. These kinds of disputes have occurred in the past. We may not prevail in any such disputes.

  Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be disputes as to the capacity in which consultants are operating when they make certain discoveries. We may not prevail in any such disputes.

  3) Other Intellectual Property:

  In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators, and other advisors. We may find that these agreements will be breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

  Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, such contracts require that we pay royalties on sales of any products which are covered by patent claims. If we are unable to pay the royalties, we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our rights.

If We Cannot Recruit and Retain Qualified Management, We May Not Be Able to Successfully Develop and Commercialize Our Products.

  We depend to a considerable degree on a limited number of key personnel. Many key responsibilities have been assigned to a relatively small number of individuals. We do not maintain "key man" insurance on any of our employees. The loss of certain management and technical personnel could adversely affect our ability to develop and commercialize products.

We are Subject to Potential Product Liability Claims, Which Could Result in Significant Expense if a Claim Arose.

  We are subject to significant potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, including the risk that:

  . our proposed products cause some undesirable side effects or injury during clinical trials;
  . our products cause undesirable side effects or injury in the market; or . third parties that we have agreed to indemnify incur liability.

  While we carry insurance, this coverage is expensive and we may be unable to maintain adequate coverage on acceptable terms.

If We Do Not Receive Adequate Third-Party Reimbursement for Any of Our Drug Candidates, Some Patients May Be Unable to Afford Our Products and Sales Could Suffer.

  In both the United States and elsewhere, the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations can impact prescription pharmaceutical sales. These organizations are increasingly challenging the prices charged for medical products and services, particularly where they believe that there is only an incremental therapeutic benefit which does not justify the additional cost. Coverage and reimbursement may not be available for our proposed products or, if available, may not be adequate. Without insurance coverage, many patients may be unable to afford our products, and we may not reach optimal sales levels.

  There has also been a trend toward government reforms intended to contain or reduce the cost of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control.

  We expect this trend to continue, but we cannot predict the nature or extent
of any reform that results.   It is possible that reform could impact
pharmaceutical marketing and pricing. Not only would this affect possible future profit margins, it could adversely affect our ability to obtain financing for the continued development of our proposed products. Furthermore, reforms could have a broader impact by limiting overall growth of health care spending, such as Medicare and Medicaid spending, which could also adversely affect our business.

Our Stock Price Is Extremely Volatile Due to a Number of Factors.

  The market prices and trading volumes for securities of biopharmaceutical and biotechnology companies, including ours, have historically been, and will likely continue to be, highly volatile. Future events affecting our business or that of our competitors may significantly impact our stock price, including:

  . product testing results;
  . technological innovations;
  . new commercial products;
  . government regulations;
  . proprietary rights;
  . regulatory actions; and
  . litigation.

We May Be Unable to Maintain the Standards for Listing on the Nasdaq National Market, Which Could Make it More Difficult for Investors to Dispose of Our Common Stock and Could Subject Our Common Stock to the "Penny Stock" Rules.

  Our common stock is listed on the Nasdaq National Market. Nasdaq requires listed companies to maintain standards for continued listing, including a minimum bid price for shares of a company's stock and a minimum tangible net worth. If we are unable to maintain these standards, our common stock could be delisted. Trading in our stock would then be conducted on the Nasdaq Small Cap Market unless we are unable to meet the requirements for inclusion therein. If we were unable to meet the requirements for inclusion in the Small Cap Market, our common stock would be traded on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in quotations published by the National Quotation Bureau, Inc. that are commonly referred to as the "pink sheets." As a result, it could be more difficult to sell or obtain an accurate quotation as to the price of our common stock.

  In addition, if our common stock were delisted, it would be subject to the so-called "penny stock" rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a "penny stock," unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions.

  For transactions covered by the "penny stock" rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The "penny stock" rules also require broker-dealers to deliver monthly statements to "penny stock" investors disclosing recent price information for the "penny stock" held in the account, and information on the limited market in "penny stocks." Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the "penny stock" market.

  In addition, the broker-dealer must disclose the following:

  . commissions payable to the broker-dealer and the registered representative;
    and
  . current quotations for the security as mandated by the applicable regulations.

  If our common stock were delisted and determined to be a "penny stock," a broker-dealer may find it to be more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

The Exercise of Options and Warrants and Other Issuances of Shares Could Have a Dilutive Effect on Our Stock Price.

  As of June 30, 2000, there were outstanding options to purchase an aggregate of approximately 3,480,000 shares of our common stock at prices ranging from $0.40 per share to $16.75 per share, of which approximately 2,250,000 were exercisable as of such date. Also outstanding at June 30, 2000 were warrants to purchase 229,739 shares of our common stock exercisable at $8.00 per share and warrants to purchase an aggregate of 1,168,808 shares of our common stock, currently exercisable from $5.33 per share to $7.28 per share, and subject to adjustment with future offerings. In addition, in connection with our private placement in August 2000, we issued warrants to purchase an aggregate of 167,166 shares of our common stock exercisable at $3.50 per share, subject to adjustment under certain circumstances. Exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements or in connection with other financing efforts.

Our Certificate of Incorporation and Delaware Law Contain Provisions that Could Discourage a Takeover.

  Our certificate of incorporation provides our board of directors the power to issue shares of preferred stock without stockholder approval. This preferred stock could have voting rights, including voting rights that could be superior to that of our common stock, and the board of directors has the power to determine these voting rights. In addition, Section 203 of the Delaware General Corporation Law contains provisions which impose restrictions on stockholder action to acquire control of Magainin. The effect of these provisions of our certificate of incorporation and Delaware law provisions would likely discourage third parties from seeking to obtain control.

                           FORWARD-LOOKING STATEMENTS

  Our disclosure and analysis in this prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated scientific progress, development of potential pharmaceutical products, future revenues, capital expenditures, research and development expenditures, future financing and collaborations, personnel, manufacturing requirements and capabilities, and other statements regarding matters that are not historical facts or statements of current condition.

  Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission. Also note that we provide the following cautionary discussion of risks and uncertainties relevant to our business. These are factors that we think could cause our actual results to differ materially from expected results. Other unanticipated occurrences besides those listed here or in the "Risk Factors" section could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                USE OF PROCEEDS

  We will not receive any proceeds from the sale of the common stock held by the selling stockholders or the sale of the common stock that is issuable upon the exercise of the warrants held by Lindsay A. Rosenwald, M.D., Chairman of the Board of Paramount Capital, Inc., the Aries Domestic Fund, L.P., the Aries Domestic Fund II, L.P., and The Aries Master Fund II. See the "Selling Stockholders" section of this prospectus, which follows, for more information. However, because the shares offered by these warrant holders under this prospectus will be issued only if they exercise all or a portion of the warrants, we would receive the proceeds from any warrant exercise. We will use the proceeds, if any, from the exercise of these warrants to fund both ongoing and planned research and development activities, including clinical trials and manufacturing development efforts for squalamine, activities associated with our respiratory program, and working capital to be used for general corporate purposes.

                              SELLING STOCKHOLDERS

  Pursuant to stock purchase agreements, dated in August 2000, we issued an aggregate of 4,153,196 shares of our common stock at a purchase price of $3.00 per share to the selling stockholders in a private placement transaction. Paramount Capital, Inc. acted as a financial advisor in connection with certain of the investors in the private placement transaction and, as compensation for its services, received a fee from us of $702,097 and the right to receive a warrant to purchase 167,166 shares of our common stock exercisable at $3.50 per share through August, 2007. Paramount designated its warrant right to the following holders:

  . a warrant to purchase 133,833 shares in the name of Lindsay Rosenwald,
    M.D., Chairman of the Board of Paramount Capital, Inc.;
  . a warrant to purchase 10,578 shares in the name of the Aries Domestic Fund,
    L.P.;
  . a warrant to purchase 3,300 shares in the name of the Aries Domestic Fund
    II, L.P.; and
  . a warrant to purchase 19,455 shares in the name of The Aries Master Fund II.

  The shares issued upon exercise of the warrants are sometimes referred to as the warrant shares. After the exercise of the warrant, the warrant holders may also offer or sell the warrant shares from time to time in the manner contemplated under the "Plan of Distribution" section of this prospectus, which follows.

  We are obligated to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of
(i) such date when either all of the shares and the warrant shares have been sold pursuant to the registration statement, or (ii) by reason of Rule 144(k) of the Securities and Exchange Commission under the Securities Act of 1933 or any other rule of similar effect, the shares and warrant shares are no longer required to be registered for the resale thereof by the holders in ordinary market transactions without imposition of any volume restrictions.

  The following table sets forth certain information known to us regarding the beneficial ownership of our common stock of each selling stockholder as of August 22, 2000 and as adjusted to give effect to the sale of the shares and the warrant shares offered hereby. The following table states the maximum number of shares each selling stockholder may offer under this prospectus assuming that
(i) each selling stockholder chooses to sell all of the shares purchased in the private placement in August 2000 and (ii) the warrant holders exercise their entire warrant and sell all of the warrant shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See the "Plan of Distribution" section of this prospectus, which follows. We cannot assure you that the selling stockholders will sell any or all of the shares.



                                               Ownership Before Offering                             Ownership After Offering (2)
                                           -----------------------------------     Common Shares     -------------------------
                                                               Percent of          that May Be                    Percent of
                                              Common             Common          Sold Pursuant to    Common        Common
Name of Selling Shareholder                   Shares         Shares Held (1)       the Offering      Shares       Shares Held
---------------------------------------    ------------      ---------------     -----------------   ------       -----------

Archibald Cox, Jr.                             83,333               *               83,333             --                 --
Narragansett I, LP                             93,166               *               93,166             --                 --
Narragansett Offshore, Ltd.                   123,500               *              123,500             --                 --
Albert Fried, Jr.                             333,333              1.03%           333,333             --                 --
J.F. Shea Co., Inc.                           199,999               *              199,999             --                 --
Bruno Widmer                                    8,333               *                8,333             --                 --
Tis Prager                                     16,666               *               16,666             --                 --
Keys Foundation                               166,666               *              166,666             --                 --
David W. Ruttenberg                            16,666               *               16,666             --                 --
Michael H. Schwartz Profit Sharing Plan        16,666               *               16,666             --                 --
Mitchell D. Silber                             65,000               *               65,000             --                 --
Myron M. Teitelbaum, M.D.                      10,833               *               10,833             --                 --
Sands Point Partners                           75,000               *               75,000             --                 --
Robert J. Whetten                              33,333               *               33,333             --                 --
Michael C. Miles                               15,000               *               15,000             --                 --
Jose and Magdalena Sanchez-Padilla              8,333               *                8,333             --                 --
Roberto Segovia                                 8,333               *                8,333             --                 --
S.A.C. Capital Associates, LLC                333,334              1.03%           333,334             --                 --
Leonard J. Adams                               16,666               *               16,666             --                 --
RL Capital Partners                            22,667               *               16,667          6,000                 *
Concordia Partners L.P.                       166,666               *              166,666             --                 --
Wayne Saker                                    50,000               *               50,000             --                 --
Melvyn I. Weiss                                83,333               *               83,333             --                 --
Wayne Rothbaum                                 65,000               *               65,000             --                 --
Roger and Margaret Coleman                     16,666               *               16,666             --                 --
Eugenia VI Venture Holdings, Ltd.             333,333              1.03%           333,333             --                 --
Peter Grabler                                  33,333               *               33,333             --                 --
Jack Hirschfield                                4,166               *                4,166             --                 --
James D. Stern                                 16,666               *               16,666             --                 --
Richard J. Stern                               66,666               *               66,666             --                 --
Balanced Investment LLC                        66,666               *               66,666             --                 --
Tokenhouse Trading S.P.                        33,333               *               33,333             --                 --
The Aries Master Fund II (3)                  408,551(4)           1.26%           389,096             --                 --
Aries Domestic Fund, L.P. (3)                 222,139(5)            *              211,561             --                 --
Aries Domestic Fund II, L.P. (3)               69,309(6)            *               66,009             --                 --
M.S.B. Research                               100,000               *              100,000             --                 --
State of Wisconsin Investment Board         6,090,775             18.73%           809,875      5,280,900              16.24%
Lindsay A. Rosenwald, M.D. (3)                133,833(7)            *              167,166             --                 --

--------------------------
*   Less than 1.00%.
(1) Both the numerator and the denominator of the fraction used to arrive at this percentage include the number of warrant shares held by the selling stockholder whose percent of common shares held is being calculated.
(2) These figures assume that all common stock received by the selling stockholders in the August 2000 private placement and all shares of common stock issuable upon the exercise of the warrants have been sold.
(3) Paramount Capital Asset Management, Inc. is the general partner of each of the Aries Domestic Fund, L.P. and Aries Domestic Fund II, L.P., each a Delaware limited partnership, and also serves as the investment manager of The Aries Master Fund II, a Cayman Island exempted company. Dr. Rosenwald is the chairman and sole stockholder of Paramount Capital Asset Management, Inc. Additionally, Dr. Rosenwald serves as chairman and sole stockholder of Paramount Capital, Inc. a NASD member broker-dealer. Paramount acted as financial advisor in connection with certain of the investors in the private placement transaction and received a fee for its services. In connection with the investment by the Aries funds in the private placement transaction, Paramount Capital, Inc. allocated back to the Aries funds the cash and warrant commission that it would have otherwise received. Accordingly, The Aries Master Fund II received 19,455 warrants; the Aries Domestic Fund, L.P. received 10,578 warrants; and the Aries Domestic Fund II, L.P. received 3,300 warrants.
(4) This number includes 19,455 shares of our common stock issuable upon the exercise of The Aries Master Fund II warrant.
(5) This number includes 10,578 shares of our common stock issuable upon the exercise of the Aries Domestic Fund, L.P. warrant.
(6) This number includes 3,300 shares of our common stock issuable upon the exercise of the Aries Domestic Fund II, L.P. warrant.
(7) This number reflects the aggregate number of shares of our common stock issuable upon the exercise of the Rosenwald warrant.

                              PLAN OF DISTRIBUTION

  To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth here or in the accompanying prospectus supplement. The selling stockholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

  The selling stockholders may from time to time, in one or more transactions, sell all or a portion of the shares on the Nasdaq National Market, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of such determination, may be higher or lower than the market price of the shares on the Nasdaq National Market. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold include:

  . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . privately negotiated transactions; and

  . underwritten transactions.

  The selling stockholders and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by these broker-dealers may be deemed to be underwriting commissions under the Securities Act.

  When the selling stockholders elect to make a particular offer of shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

  In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

  We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and our accountants. The selling stockholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling stockholders and stock transfer and other taxes attributable to the sale of the shares. We also have agreed to indemnify the selling stockholders and their respective officers, directors and trustees and each person who "controls", within the meaning of the Securities Act, the selling stockholders against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. Each of the selling stockholders has agreed to indemnify us, our officers and directors and each person who "controls" Magainin against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by such selling stockholders.

                                 LEGAL OPINION

  Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares of common stock offered hereby.

                                    EXPERTS

  The financial statements of Magainin Pharmaceuticals Inc. as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus and in the registration statement, and upon the authority of KPMG LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


  We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement are on file at the offices of the SEC and may be inspected without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the registration statement may be obtained from the Public Reference Section of the SEC upon payment of the fee prescribed by the SEC.

Information on Magainin can be obtained from the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains a Web site that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC's Web site is http://www.sec.gov.

  We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the securities with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The historical and future information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.


  The documents that we are incorporating by reference are:

  . Our Annual Report on Form 10-K for the year ended December 31, 1999, SEC file 000-19651;
  . Our Current Report on Form 8-K filed with the SEC on May 9, 2000, SEC file
    000-19651;
  . Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31,
    2000 and June 30, 2000, SEC files 000-19651; and
  . The description of our common stock contained in our Form 8-A registration statement filed with the SEC on November 7, 1991 and amended on January 15, 1993, SEC files 33-43579 and 000-19651, respectively.

  Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

  If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests to Christopher P. Schnittker, Vice President and Chief Financial Officer, Magainin Pharmaceuticals Inc., 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-5231.

                                4,320,362 Shares




                         Magainin Pharmaceuticals Inc.




                                  Common Stock




                              ____________________

                                  PROSPECTUS
                               October 12, 2000

                              ____________________